SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 October 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2021 Third Quarter Trading Update dated 22 October 2021

Exhibit No: 99.1

22 October 2021

InterContinental Hotels Group PLC
2021 Third Quarter Trading Update

Highlights
●	Significant improvement in trading, leading to Q3 group RevPAR (21)% vs 2019 (+66% vs 2020)
●	Average daily rate attained in line with 2019 levels; occupancy of ~60% achieved
●	Gross system growth of +5.2% YOY; opened 12.3k rooms (79 hotels) in Q3; opened 29.6k YTD, +30% vs 2020
●	Review of around 200 Holiday Inn and Crowne Plaza hotels on track; over 90 hotels exited already or with an exit confirmed, and more than 40 committed to improvement plans or scopes of work
●	Of 26.5k rooms removed YTD, 17.1k relate to Holiday Inn and Crowne Plaza in Americas and EMEAA
●	Net system growth flat YOY (+1.9% excluding the SVC portfolio termination in Q4 2020)
●	Global system of 889k rooms (6,031 hotels); 68% across midscale segments, 32% across upscale and luxury
●	Signed 12.6k rooms (91 hotels) in Q3; signed 45.2k YTD, +13% vs 2020; global pipeline 270k rooms
●	Fee business cost savings of ~$75m vs 2019 on track and sustainable in future years whilst still investing for growth
●	Additional temporary cost savings in 2021 of ~$25m

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

"Trading continued to improve significantly in the third quarter. RevPAR recovered closer towards pre-pandemic levels as more and more guests returned to our hotels around the world. Domestic leisure demand was particularly strong in a number of markets over the summer, where occupancy and rate climbed back to 2019 levels. Discretionary business travel, group bookings and international trips have also shown increasingly encouraging signs, on top of continuing good levels of essential business demand.

We continue to grow rapidly, opening 79 hotels in the quarter and signing another 91 in to our pipeline of 1,800 properties, and we expect development activity to pick up further over the remainder of the year. Across our portfolio of 17 brands, owner interest is strong both for those brands recently launched or acquired, in addition to our well-established and industry-leading brands. The rapid progress we are making with the review of the Holiday Inn and Crowne Plaza portfolios is also ensuring that we are well positioned for future growth.

While we remain vigilant to fluctuating Covid restrictions in different markets, the pace of returning demand is very encouraging as travel increasingly re-opens in every region. The strength of our brands, platforms and scale gives us confidence in IHG's future prospects and of both exceeding prior levels of profitability and delivering industry-leading net system size growth in the coming years."

Regional performance

Americas
Q3 RevPAR was down 10% vs 2019 (up 76% vs 2020). US RevPAR was down 7% vs 2019. Across the region, occupancy was 66%, up from 60% in the prior quarter. Holiday Inn Express saw occupancy rise to 70%, while our Extended Stay brands achieved 80%, exceeding 2019 levels. Demand was particularly strong over the peak summer vacation period - in July, across our near-3,000 US hotels in non-urban locations, RevPAR was up 2% vs 2019. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, Q3 RevPAR declined by 4% vs 2019; the US managed estate, weighted to upscale and luxury hotels in urban locations, declined by 31%. We have continued to see more group activity and corporate bookings in recent months; during September, there was sequential weekly improvement in demand, with particular strength from construction, logistics and technology business customers.

Gross system growth was +3.3% YOY, with 2.9k rooms (30 hotels) opened in the quarter. Net system reduction was 3.6% YOY (or 0.5% excluding the SVC portfolio termination in Q4 2020); there were 5.7k rooms (32 hotels) removed in the quarter, which included 3.3k Holiday Inn and Crowne Plaza rooms (16 hotels). 4.1k rooms (43 hotels) were added to the pipeline in the quarter, representing a further sequential improvement in the signings pace.

EMEAA
Q3 RevPAR was down 43% vs 2019 (up 86% vs 2020). Occupancy rose to 49%, improving from 34% in Q2. Reflecting the differing levels of market restrictions, particularly on international travel, there was a broad spread of performance within the region: Q3 RevPAR was down 22% vs 2019 in the UK, 48% in Continental Europe, 39% in the Middle East, 57% in Japan, and 68% in both South East Asia & Korea and Australia.

Hotels continued to reopen across the region; just 28 or 2% remained temporarily closed at the end of September, compared to 215 at the start of the year.

Gross system growth was +5.3% YOY. In the quarter, 4.1k rooms (22 hotels) were opened, while 1.3k rooms (7 hotels) were removed (which included 0.9k Holiday Inn and Crowne Plaza rooms), leading to net growth of +1.7% YOY. We signed 2.2k rooms (14 hotels) in the quarter, half of which were conversions.

Greater China
Q3 RevPAR was down 30% vs 2019 (down 8% vs 2020), with occupancy of 49% for the quarter. In July, RevPAR was just 6% lower than 2019 levels, driven by a continuation of the recovery seen in the prior quarter and strong domestic leisure demand. However, increases in Covid-19 cases and the reintroduction of temporary restrictions resulted in RevPAR weakening to a 55% decline in August, though the recovery resumed once again in September with the RevPAR decline improving to 26%. In Mainland China, Q3 RevPAR was down 28% vs 2019, and in July was flat. As seen in previous quarters, Tier 2-4 cities performed better than Tier 1 cities, particularly Tier 4 which saw RevPAR up 42% on 2019 levels in July due to high demand in resort destinations.

Gross system growth was +12.2% YOY. In the quarter, 5.3k rooms (27 hotels) were opened, while 565 rooms (3 hotels) were removed, leading to net growth of +10.6% YOY. We signed 6.3k rooms (34 hotels) in the quarter. Covid restrictions impacted development activity in the period, with the pace of signings expected to pick up in the fourth quarter.

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel; Kavita Tatla)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Conference call for analysts and shareholders:
A conference call with Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:00am (London time) on 22 October and can be accessed at www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK local:	0203 936 2999
UK:	0800 640 6441
US:	+1 646 664 1960
All other locations:	+44 203 936 2999
Passcode:	70 77 30

An audio replay will also be available for 7 days using the following details:
UK:	0203 936 3001
All other locations:	+44 203 936 3001
Passcode:	36 49 47

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 22 October. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco Hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 350,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Appendix 1: RevPAR1 movement summary

	Q3 2021 vs 2019			Q3 2021 vs 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(20.9)%	(1.2)%	(14.8)%pts	65.9%	24.2%	14.8%pts
Americas	(9.9)%	1.3%	(8.2)%pts	76.3%	24.2%	19.4%pts
EMEAA	(43.1)%	(9.5)%	(29.2)%pts	86.0%	18.3%	17.8%pts
G. China	(29.9)%	(6.6)%	(16.3)%pts	(8.4)%	6.7%	(8.1)%pts

	Q3 YTD 2021 vs 2019			Q3 YTD 2021 vs 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(34.6)%	(10.7)%	(18.7)%pts	37.1%	5.2%	11.9%pts
Americas	(24.9)%	(8.1)%	(12.9)%pts	45.3%	7.5%	15.0%pts
EMEAA	(58.6)%	(18.3)%	(36.4)%pts	10.9%	(2.1)%	4.3%pts
G. China	(27.4)%	(11.4)%	(10.9)%pts	40.7%	4.7%	12.6%pts

Appendix 2: RevPAR1 movement at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q3 2021 vs 2019			Q3 2021 vs 2020
	CER	AER	Difference	CER	AER	Difference
Group	(20.9)%	(19.5)%	1.4%pts	65.9%	68.4%	2.5%pts
Americas	(9.9)%	(10.0)%	(0.1)%pts	76.3%	76.9%	0.6%pts
EMEAA	(43.1)%	(40.5)%	2.6%pts	86.0%	90.3%	4.3%pts
G. China	(29.9)%	(24.3)%	5.6%pts	(8.4)%	(2.3)%	6.1%pts

	Q3 YTD 2021 vs 2019			Q3 YTD 2021 vs 2020
	CER	AER	Difference	CER	AER	Difference
Group	(34.6)%	(33.6)%	1.0%pts	37.1%	39.5%	2.4%pts
Americas	(24.9)%	(25.0)%	(0.1)%pts	45.3%	45.7%	0.4%pts
EMEAA	(58.6)%	(56.8)%	1.8%pts	10.9%	15.4%	4.5%pts
G. China	(27.4)%	(23.2)%	4.2%pts	40.7%	51.1%	10.4%pts

Appendix 3: Monthly RevPAR1 (CER)

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%	(18.4)%	(23.0)%	(21.5)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%	(7.3)%	(12.1)%	(10.6)%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%	(48.2)%	(38.2)%	(42.8)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%	(6.4)%	(55.2)%	(25.9)%

2021 vs 2020	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	(51.7)%	(47.7)%	20.8%	228.0%	156.7%	108.4%	91.9%	52.8%	55.7%
Americas	(44.2)%	(44.2)%	20.7%	245.3%	160.4%	108.0%	98.6%	68.3%	63.0%
EMEAA	(72.2)%	(69.7)%	(21.5)%	183.4%	194.1%	165.4%	100.9%	77.8%	82.4%
G. China	(21.9)%	335.0%	288.6%	199.6%	107.5%	51.3%	45.3%	(43.0)%	(15.6)%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

1.  RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2021 vs 2019, 2021 vs 2020 and 2020 vs 2019. See 'Use of non-GAAP measures' in IHG's half year and full year results announcements for further information on the definition of RevPAR.

Appendix 4: System and pipeline summary of Q3 YTD 2021 movements and total closing position (rooms):

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%*	Signings	Total
Group	29,625	(26,497)	3,128	889,164	+0.4%	0.0%*	45,197	270,274
Americas	11,647	(18,138)	(6,491)	507,521	(1.3)%	(3.6)%*	11,870	96,701
EMEAA	5,653	(7,248)	(1,595)	226,254	(0.7)%	+1.7%	11,043	77,127
G. China	12,325	(1,111)	11,214	155,389	+7.8%	+10.6%	22,284	96,446

* If the SVC portfolio termination of 16.7k rooms (102 hotels) in Q4 2020 was excluded, net system growth YOY was +1.9% for the Group and (0.5)% for Americas

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	22 October 2021